April 20, 2021

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)

Dear Mr. McLaren:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 19, 2021 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on February 25, 2021 (PEA No. 219 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the Touchstone Sands Capital Emerging Markets Growth Fund (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on April 26, 2021. In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.     Please confirm supplementally whether the Fund intends to rely on Rule 30e-3. Please consider including language on the cover page as set forth in Rule 498(b)(1)(vii).

Response: The Trust confirms that the Fund does intend to rely on Rule 30e-3. The Trust notes that the Fund has included the required language under Rule 498(b)(1)(vii) on the front cover of its Prospectus (for its existing share classes) for the past two consecutive years. The Trust notes that the statement required under Rule 498(b)(1)(vii) is not applicable to this registration statement because (1) the share class is newly offered post-January 1, 2021 and (2) the Fund has included this cover language on the Prospectus for its existing share classes for the past two consecutive years. As a result, the Trust respectfully declines to add this language to the front cover of the Fund's Prospectus for the new Class R6 shares.

3.     In “The Fund’s Fees and Expenses” section of the Prospectus, please bold the last two sentences of the first paragraph in accordance with Item 3 of Form N-1A.

Response: The Trust will make the requested change.

4.     In “The Fund’s Fees and Expenses” section of the Prospectus, with respect to footnote 1, please explain supplementally the reason why “Other Expenses” are estimated for the Fund’s new share class.

Response: The Trust notes that the Class R6 shares of the Fund are expected to launch on April 26, 2021 and have no operating history. The Trust further notes that certain expenses included in “Other Expenses” will vary by share class. (The Trust refers the Staff to the currently effective Prospectus for the Fund’s existing share classes as an example of this.) Since Class R6 shares of the Fund are newly offered and have no operating history, the Trust estimated the “Other Expenses” for the new share class as described in the footnote.

5.     In “The Fund’s Fees and Expenses” section of the Prospectus, please revise the second sentence of the “Example” to state the following: “The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods.” [emphasis added]

Response: The Trust notes that the current language in the Prospectus tracks the language set forth in Item 3 of Form N-1A. As a result, the Trust respectfully declines to make this revision.

6.     In the Fund's Principal Investment Strategies section, the Staff notes that the Fund may invest at least 80% of its assets in equity and equity-related securities issued by companies in “emerging” or “frontier” market countries. Please disclose what instruments may be held in the 20% basket.

Response: The Trust notes that the current disclosure in the Fund’s Principal Investment Strategy section is consistent with the disclosure in the currently effective registration statement for the Fund’s other share classes. Therefore, the Trust respectfully declines to make any changes to this Prospectus in response to this comment; however, the Trust will consider making the requested change in the next post-effective amendment filing that relates to all share classes of the Fund.

7.     The Staff notes that the Fund’s Principal Investment Strategy focuses on non-U.S. and emerging markets companies. Please consider tailoring the risk disclosure as set forth in ADI 2020-11. Specifically, please consider adding the following: (1) risks related to, but not limited to, lack of liquidity, market manipulation concerns, limited reliable access to capital, political risk, and foreign investment structures, (2) any limitations on the rights and remedies available to the Fund, individually or in combination with other shareholders, against portfolio companies, and (3) whether the limitations could impact the stated investment objective of the Fund.

Response: The Trust notes that a number of these risks are currently disclosed in the section of the Prospectus titled “Principal Investment Strategies and Risks - What are the Principal Risks of Investing in the Fund?” The Trust further notes that the current risk disclosure in the Fund’s

Prospectus is consistent with the disclosure in the currently effective registration statement for the Fund’s other share classes. Therefore, the Trust respectfully declines to make any changes to this Prospectus in response to this comment; however, the Trust will again review the risk disclosure in the next post-effective amendment filing that relates to all share classes of the Fund and will make any necessary updates at that time.

8.     In the “Choosing a Class of Shares” section of the Prospectus, please note that the investor may pay a commission to a broker-dealer for effecting a transaction in the Fund shares. This comment also applies to the “Choosing a Class of Shares” section of the SAI.

Response: In response to this request, the Trust will add the following sentence to the “Choosing a Class of Shares” section in both the Prospectus and SAI: “An investor transacting in Class R6 shares may be required to pay a commission to a broker for effecting such transactions on an agency basis.”

Part C

9.     If the Trust’s Rule 18f-3 Plan was amended in connection with the new share class, please file the amended plan as an exhibit to the registration statement.

Response: The Trust will file the amended Rule 18f-3 Plan as an exhibit to the Registration Statement that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on April 26, 2021.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel

cc:     Abigail Hemnes, Esq.